SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended




           Entergy Australia Generation Holdings, Ltd.

                (Name of foreign utility company)



              Entergy Power Development Corporation

         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:


     Frederick F. Nugent, Esq.          Thomas C. Havens, Esq.
     General Counsel                    Whitman Breed
     Entergy Enterprises, Inc.          Abbott & Morgan LLP
     4 Park Plaza                       200 Park Avenue
     Suite 2000                         New York, New York  10166
     Irvine, California  92614

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy Australia Generation Holdings, Ltd. ("Entergy Australia Holdings") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

                    Entergy Australia Generation Holdings, Ltd.
                    c/o Entergy Power Group
                    4 Park Plaza
                    Suite 2000
                    Irvine, California  92614

     Entergy Australia Holdings, a wholly-owned indirect subsidiary of Entergy, was formed to acquire and hold Entergy's interest in Entergy Australia Generation, Ltd., a Cayman Islands company ("Entergy Australia"). Entergy Australia currently is developing and will acquire and own, indirectly through one or more subsidiaries, two proposed coal-fired electric generating projects in Queensland, Australia. One project (the "Wandoan Project") involves the concurrent development of a 750 megawatt ("MW") coal-fired electric generating plant in the Surat Basin/Dawson Valley region of Queensland and the adjacent coal mine (the "Wandoan Mine"). The second project (the "Tarong Project") involves a joint venture with the Tarong Energy Corporation ("Tarong Energy"), a Queensland government owned corporation, to develop, own and operate an 840 MW addition to Tarong Energy's existing four unit, 1,400 MW coal-fired electric generating station located near Brisbane, Australia. Coal from the Wandoan Mine will be used as a source of long-term fuel supply for the Wandoan Project and may be used as the fuel supply for the Tarong Project.

     No person (other than Entergy and its subsidiaries) currently owns a 5% or more voting interest in Entergy Australia
Holdings.

Item 2.   Domestic Associate Public-Utility Companies of Entergy
          Australia Holdings and their Relationship to Entergy
          Australia Holdings.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic associate public-utility companies of Entergy Australia Holdings: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred to herein as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Entergy Australia Holdings.

EXHIBIT A.          State Certification.

     Not applicable.

                            SIGNATURE


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                              ENTERGY POWER DEVELOPMENT CORPORATION


                              By:   /s/ Frederick F. Nugent
                                   Frederick F. Nugent
                                   Assistant Secretary



Dated:  December 30, 1998